

January 24, 2014

Via E-mail
Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
1075 West Georgia Street, Suite 2600
Vancouver, British Columbia, V6E 3C9

> **Re:  City Office REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 10, 2014**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 21, 2014**
> **File No. 333-193219**

Dear Mr. Maretic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your disclosure throughout the prospectus that prior to, or concurrently with, the closing of the offering, the company intends to enter into a non-recourse mortgage loan. Please confirm that prior to effectiveness of the registration statement the company will disclose in the prospectus the parties to and the principal terms of such agreement. Please also file the agreement as an exhibit or advise.

2.    We note that on the cover page and in the summary, the company refers to the Advisor as an affiliate of Second City Capital Partners II. We also note your disclosure on page 78 that the principals of the Advisor control the general partners of Second City. In the summary of the prospectus, please clarify the affiliation between the Advisor and Second City.

Structure and Formation of Our Company, page 43

Consequences of this Offering and the Formation Transactions, page 45

3.      We note your response to our prior comment nine and your revision to your filing. Please revise the table here and on page F-2 to disclose the amount of OP units to be issued on a portfolio basis and the fair value of the properties/interests on a portfolio basis.  Further, revise the table to disclose the fair value of Cherry Creek.

4.      We note your response to our prior comment 11.  It appears that the additional interest in Cherry Creek, Washington Group Plaza and City Center will be acquired before they are contributed to the REIT and that the 9% interest in AmberGlen will be disposed of before the interest in AmberGlen is contributed to the REIT.  Please explicitly disclose this information in a bullet point on page 43 and in your narrative introduction to your pro forma financial information page F-2.

Use of Proceeds, page 48

5.      We note your response to our prior comment 12.  Please address the following:

- Per adjustment C on page F-6, we note that additional noncontrolling interests in Washington Group and City Center will be acquired and that payments will be made to eliminate the minority partners' economic participating incentives at Corporate Parkway, City Center, Central Fairwinds and AmberGlen.  Please tell us and revise your filing to disclose the source of the payments for these interest and incentives.

- Per page F-43, it appears that $59.5 million of consideration was paid for the controlling interest in Cherry Creek.  We note that the predecessor obtained a $50 million loan related to this acquisition.  Please revise your filing to disclose the source of the additional funding required for the acquisition.

- Per adjustment E on page F-7, it appears that $73.8 million of the $118.5 million new mortgage financing will go to repay the mortgage loan of the predecessor, leaving $44.7 million remaining.  Per your response to our prior comment 10, you state that the $50 million loan used to finance the acquisition of the controlling interest in the Cherry Creek property will be repaid with a portion of the new $118.5 million loan. Please tell us and revise your filing to disclose the source of the additional $5.3 million that will be needed to repay these loans and how you will fund any financing costs.

Our Advisor and the Advisor Agreement, page 111

Expense Reimbursement, page 114

6.      We note your disclosure here and on page 116 regarding reimbursements to your
        Advisor.  Please specifically disclose whether you will reimburse your Advisor for the
        salaries and benefits to be paid to your named executive officers.  In addition, in future
        filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the
        amount of fees paid to the Advisor, break out the amounts paid pursuant to the Advisory
        fee and the reimbursement provision, and within reimbursements specify any amounts
        reimbursed for salaries or benefits of a named executive officer.

Principal Stockholders, page 127

7.      In a footnote to the table, please disclose the name(s) of the natural person(s) that have
        ultimate voting or dispositive control over the company's common shares that are held by
        Second City Partners II, Limited Partnership.

Pro Forma Condensed Consolidated Financial Statements, page F-2

8.      We note your disclosure on page F-8 that the pro forma information does not include the
        new acquisition.  Please clarify what is meant by the new acquisition.  We may have
        further comment.

Notes and Management's Assumptions to Unaudited Pro Form Consolidated Financial
Statements, page F-6

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30,
2013, page F-6

9.      We note your response to our prior comment 25.  As you have in your response, please
        revise your filing to further explain the nature of the elimination of the minority partners'
        economic participation incentives.  Additionally, please revise your filing to clearly
        distinguish which amounts will be for the elimination of the minority partners' economic
        participating incentives and which will be for the acquisition and disposition of the
        noncontrolling interests.

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations…, page F-7

10.     We note your response to our prior comment 31 and your adjustment HH.  It appears the
        restricted stock units will vest ratably over three years.  Please tell us and revise your
        filing to clarify if this adjustment represents a pro rata portion of the expense to be
        amortized over three years.

Financial Statements of City Office REIT, Inc. Predecessor, page F-9

11.    Please revise your filing to include audited financial statements of the predecessor for the nine months ended September 30, 2013.  Please refer to the letter from Louise Dorsey of the Division of Corporation Finance dated December 12, 2013.

Notes to Combined Financial Statements, page F-14

2. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-16

12.    We note your response to our prior comment 34.  Please also revise your revenue recognition policy on page 58 to remove your disclosure that renewal options with rental terms that are lower than those in the primary terms are excluded from the straight-line rent calculation if the renewals are not reasonably assured.

10. Future Minimum Rent Schedule, page F-26

13.    We note your response to our prior comment 35 and your revisions to your filing.

- Please revise to reinsert your disclosure that certain leases allow for the tenant to terminate the lease if the property is deemed obsolete and that the tenant must make a termination payment.  Additionally, please disclose that you determined that the penalty on the lessee is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured.  This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

- With respect to the state government tenant lease, please revise to clarify that you believe the occurrence of its state tenant not appropriating rent in the annual budget is a remote contingency.   This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP and Washington Group Plaza, Boise.

- This revised disclosure may be presented in your revenue recognition accounting policy footnote.

Exhibit Index

14.    We note the exhibit list includes "form of" agreements as well as Exhibit 3 organizational documents. Please advise us if you do not intend on filing final, executed agreements/documents prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Attorney Advisor,  at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen T. Giove, Esq.